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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Tetragenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
88165C109
(CUSIP Number)
William A. Shenk
8558 Shores Drive
La Jolla, California 92037
(858) 459-6789
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	88165C109	Page	2	of	5

1	NAMES OF REPORTING PERSONS: William A. Shenk

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,681,088

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,681,088

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,681,088

WITH	10	SHARED DISPOSITIVE POWER:

		1,681,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,681,088

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88165C109	Page	3	of	5
Item 1. Security and Issuer.
This Schedule 13D (“Statement”) relates to common shares, par value of $ .001 (“Common Shares”) of Tetragenex Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is: 1 Maynard Drive, Suite 205, Park Ridge, New Jersey 07656.
Item 2. Identity and Background.
(a)	This Statement is being filed by William A. Shenk (“Mr. Shenk”) with respect to Common Shares owned by Mr. Shenk, as Grantor and Trustee of The William A. Shenk 1996 Revocable Trust under a Declaration of Trust dated March 14, 1996.
(b)	Mr. Shenk’s business address is: 8558 Shores Drive, La Jolla, California 92037.
(c)	Mr. Shenk is a personal investor and retired from the private practice of law.
(d)	Mr. Shenk has not been convicted in a criminal proceeding within the last five years.
(e)	Within the last five years, Mr. Shenk has not been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Shenk is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Shenk used personal funds in the approximate amount of $989,547 to purchase the Common Shares owned by him and to make the investments that gave rise to the warrants to purchase Common Shares that are described in Item 5.
Item 4. Purpose of Transaction.
All of the Common Shares owned by Mr. Shenk were acquired for investment. Mr. Shenk currently anticipates that he will continue to purchase additional Common Shares if, in his estimation, market conditions continue to warrant such purchases; however, he may discontinue making such purchases at any time. Depending upon his evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Common Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Shenk from time to time may purchase additional Common Shares, dispose of all or a portion of the Common Shares held by him and/or cease buying or selling Common Shares at any time. Any such additional purchases or sales of Common Shares may be made in open-market or privately-negotiated transactions or otherwise.

CUSIP No.	88165C109	Page	4	of	5
Except as described in this Item 4, Mr. Shenk has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Shenk beneficially owns 1,681,088 Common Shares in the aggregate representing 10.18% of the Common Shares. Mr. Shenk’s Common Shares include 1,000,000 issued and outstanding Common Shares and the following warrants to acquire Common Shares, all of which are exercisable immediately:

650,000 nonvoting warrants exercisable at $1.00 per share expiring November 30, 2009;

667 nonvoting warrants exercisable at $6.00 per share expiring November 30, 2011; and,

30,421 nonvoting warrants exercisable at $1.65 per share expiring November 30, 2009.
(b)	Number of Common Shares as to which Mr. Shenk has:

(i)	sole power to vote or to direct the vote:	1,681,088
(ii)	shared power to vote or to direct the vote:	1,681,088
(iii)	sole power to dispose or to direct the disposition of:	1,681,088
(iv)	shared power to dispose or to direct the disposition of:	1,681,088
(c)	Mr. Shenk has not effected any transactions in the Common Shares in the last sixty days.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by Mr. Shenk.
(e)	Mr. Shenk continues to beneficially own more than five percent (5%) of the Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Shenk does not have any contracts, arrangements, understandings or relationship with any other person with respect to the Common Shares.
Item 7. Material To Be Filed as Exhibits.
None.

CUSIP No.	88165C109	Page	5	of	5
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 5, 2007

Date
/s/ William A. Shenk

Signature
William A. Shenk, Trustee

Name/Title